Sun Life Financial announces Preferred Share issue

TORONTO, ON – (May 13, 2010) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a Canadian public offering of $250 million of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares"). The Series 8R Shares will be issued to the public at a price of $25.00 per share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending June 30, 2015, as and when declared by the Company's board of directors, payable in the amount of $0.271875 per Preferred Share, to yield 4.35 per cent annually.

On June 30, 2015, and every five years thereafter, the dividend rate will reset at a rate equal to the 5-Year Government of Canada bond yield plus 1.41 per cent. Subject to certain conditions, holders may elect to convert any or all of their Series 8R Shares into an equal number of Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares") on June 30, 2015 and on the 30th of June every fifth year thereafter. Holders of the Series 9QR Shares will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Company's board of directors, equal to the then 3-month Government of Canada Treasury Bill yield plus 1.41 per cent.

The net proceeds of the offering will be used for general corporate purposes. The offering will be underwritten by a syndicate led by Scotia Capital Inc., RBC Dominion Securities Inc. and TD Securities Inc. on a bought deal basis, and is expected to close on May 25, 2010. The proceeds from this domestic public offering are expected to qualify as Tier 1 capital of Sun Life Financial Inc. under current capital adequacy guidelines established by the Office of the Superintendent of Financial Institutions (OSFI).

The underwriters have been granted an option to purchase up to an additional $50 million of the Series 8R Shares exercisable at any time up to two business days before closing. The maximum gross proceeds raised under the offering will be $300 million if this option is exercised in full.

Subject to regulatory approval, Sun Life Financial Inc. may redeem the Series 8R Shares in whole or in part on June 30, 2015 and on the 30th of June every five years thereafter.

An application is being made to list the Series 8R Shares as of the closing date on the Toronto Stock Exchange.

The Series 8R Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2010, the Sun Life Financial group of companies had total assets under management of $435 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-204-8163
frank.switzer@sunlife.com	**investor.relations@sunlife.com**